UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 9 February 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Re:                             Outcome of the Meeting of the Board of Directors of Patni Computer Systems Limited

This is to inform you that pursuant to Share Purchase Agreements and Securities Purchase Agreement dated 10th January 2011, Mr. Gajendra Kumar Patni (Non-Executive Director) and Mr. William O Grabe (Non-Executive Director) have resigned as the Directors of the Company with immediate effect.

Further that Mr. Phaneesh Murthy and Mr. Shashank Singh have been inducted as Additional Directors of the Company with immediate effect. Brief profile of Mr. Phaneesh Murthy and Mr. Shashank Singh are enclosed herewith.

Phaneesh Murthy

Phaneesh Murthy, age 47, is the President and Chief Executive Officer of iGATE Corporation. He was the Chief Executive Officer of iGATE Global Solutions Limited from August 2003 and has served in this position through December 2009. Mr. Murthy also serves as a member of the board of directors of Global Edge Software Ltd. and Cybernet Systems, Inc. In January 2003, Mr. Murthy was a founder and principal of Quintant Services Limited, an India-based business process outsourcing company that was acquired by iGATE Global Solutions Limited and the Company in August 2003. Prior to that, from July 2002 to August 2003, he founded Primentor, a U.S.-based consulting firm. From 1992 to 2002, Mr. Murthy held various positions at Infosys. He has considerable expertise in developing and managing the growth of organizations. He has significant industry experience, spanning more than a decade, in structuring and managing large outsourcing deals with Fortune 500 companies. His contribution has been significant in improving the operating metrics of iGATE, including introduction of a new management team, corporate consolidation and changes leading to the application of IP-driven business models. He has also brought about changes in the intrinsic quality of the Company’s engagements, including, among others, higher offshore revenue contribution, increase in resource utilization, and improvements in billing rates. Mr. Murthy has played a key role in building a world class facility at the Company’s new Whitefield, Bangalore campus. Mr. Murthy holds a master’s degree in business administration from the Indian Institute of Management in Ahmedabad, India and received the equivalent of a bachelor’s degree from the Indian Institute of Technology in Chennai, India.

Shashank Singh

Shashank Singh is a Partner and Co-Head of the India office of Apax Partners, having helped to start the office in 2007. Shashank joined Apax in London in 2004, as part of the Technology & Telecoms team, and has focused on investments in the telecoms and IT services / BPO spaces. His deals at Apax include iGate / Patni (leading offshore IT/BPO service provider) TIM Hellas (#3 mobile operator in Greece), Weather Investments (portfolio of developed and developing market mobile operators), TDC (incumbent telecoms operator in Denmark), Bezeq (incumbent telecoms operator in Israel) and Synetrix (public authority-focused network integrator in the UK).

Prior to joining Apax Partners, Shashank spent four years as a strategy consultant with Monitor Company in their London, Madrid, Amsterdam, Stockholm, Munich, Mumbai and Tel Aviv offices. His focus at Monitor was on leading client engagements in the telecommunications and high technology sectors.

Shashank has an MBA from Harvard Business School, from which he graduated as a Baker Scholar, a first class degree in economics from Cambridge University and a BA (Honours) with distinction from St. Stephen’s College (University of Delhi). Prior to this, Shashank went to school in Austria, Pakistan and India.

Shashank has lived in twelve different countries and is fluent in English, Hindi and German.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: 9 February 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary